November 5, 2026

TMC Announces Changes to Organizational Structure and Executive

and Senior Professional/Senior Management Employee Positions

Toyota City, Japan, November 5, 2026—Toyota Motor Corporation (TMC) today announced the following organizational and executive and senior professional/senior management employee changes, effective January 1, 2027.

1.	Organizational changes

(1)	Developing people and strengthening the management foundation

●	Toyota Philosophy and Education Group (newly established)

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Returning to the fundamental principle that “monozukuri (manufacturing) is about developing people,” we will establish a new Toyota Philosophy and Education Group, recognizing people development as a key management priority that will shape Toyota’s future.

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Akio Toyoda, Chairman of the Board of Directors, will spearhead this initiative as head of the group, personally engaging in education to pass on to the next generation—through hands-on, practical experience—the lessons learned amid numerous challenges, as well as the Toyota philosophy, skills, and conduct inherited from our predecessors.

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We will transform real-world work into a learning environment, harnessing each individual’s unique qualities to foster talent capable of thinking independently, grappling with challenges, taking on new endeavors, and acting “for the sake of others.”

●	Kanri Group (newly established)

●	General Administration & Human Resources Group (abolished)

●	Accounting Group (abolished)
-	Toyota will integrate and reorganize the functions of the General Administration & Human Resources Group and the Accounting Group to establish the Kanri Group.

The name “Kanri” reflects a shift away from the traditional concept of management. The Japanese character “kan” (看), meaning “to watch over,” combines the elements for “hand” and “eye,” reflecting the philosophy of closely observing, standing alongside, supporting, and at times leading colleagues at the genba.

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Rather than simply managing people, resources, and finances in the traditional sense, the Kanri Group aims to make greater use of expertise in general administration, human resources, and accounting at the genba. As a service-oriented organization supporting the company, the genba, and its people, the group aims to be a cheering squad that helps colleagues find fulfillment in their work and supports them in taking on new challenges.

●	External & Public Affairs Group (reorganized)

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To enhance corporate value, some public relations and IR functions will be integrated to centralize information provided to the media and investors, thereby strengthening corporate communications capabilities.

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Some of the public relations functions of Toyota, Lexus International Company, and GAZOO Racing Company will be integrated to consolidate and optimize product and technology communications shared across the brands.

-	External affairs and research functions will be integrated to strengthen corporate intelligence capabilities to address an increasingly uncertain global environment.

(2)	Strengthening Execution Capabilities in Engineering and Business Development

●	Toyota Robotics (newly established)

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Building on the engineering expertise and genba capabilities developed through its automotive business, Toyota will position robotics as a key pillar of its future business, enabling it to continue creating what people need in each era. Toyota aims to introduce robots into society not as machines that take away people’s jobs, but as partners that stand alongside them and expand their potential.

-	To accelerate these efforts, Toyota will establish Toyota Robotics as a company-wide organization under direct corporate oversight.

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Takefumi Shiga, Operating Officer and Chief Production Officer, will also head Toyota Robotics, bringing together robotics-related expertise, personnel, and functions spread across the company. Working closely with development departments and drawing on the challenges and needs of the manufacturing genba, the organization will accelerate the practical application, commercialization, and deployment of robots on the front lines, while creating new value toward a society in which people and robots coexist.

●	Carbon Neutral Engineering Development Center (abolished)

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The Carbon Neutral Engineering Development Center will be abolished, and its functions will be integrated into the Powertrain Company. The technical expertise, activities, and human resources developed by the center will be integrated into powertrain planning, advanced development, and mass production development, with a focus on hybrid systems.

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This reorganization will accelerate efforts to achieve carbon neutrality by taking an integrated approach from technology exploration and development through to implementation in products and regions, helping Toyota provide customers with a diverse range of options.

●	Frontier Research Center (abolished)

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The Frontier Research Center will be abolished, and its functions will be integrated into the Advanced R&D and Engineering Company and the Software Development Center. This will more closely connect the center’s research and exploration of future technologies with the organizations responsible for technology development and implementation in society.

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By pursuing these research and exploration activities in conjunction with related technologies and businesses, rather than within a separate organization, Toyota will accelerate efforts to translate research outcomes into new forms of mobility and social value.

(3)	Further Advancing Regional Management

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Guided by the philosophy of “management based on products and regions,” leaders who know their regions best will further advance regional management by putting customers and the genba first, thinking independently, making swift decisions, and taking action.

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Toyota will appoint new CEOs for the North America, China, and Asia regions, as well as a new Business Planning & Operation President. The next generation of leaders will lead Toyota’s transformation into a mobility company in each region, while the Business Planning & Operation functions will bring together expertise and strengths across regions to support regional initiatives. This approach aims to achieve the best outcomes for each region while strengthening Toyota’s overall competitiveness.

●	India & Middle East Region (newly established)

●	East Asia & Oceania Region (newly established)

●	India-Middle East-East Asia & Oceania Region (abolished)

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The India, Middle East, East Asia & Oceania Region will be divided into two new regions: the India & Middle East Region and the East Asia & Oceania Region. This will replace the existing structure covering a broad geographic area with one that allows each region to engage more closely with its local operations, taking into account differences in market conditions, stages of growth, and business challenges. The new structure will enable swift decision-making at the genba and accelerate efforts to become the best-in-town.

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The India & Middle East Region will strengthen its business foundation for future growth through initiatives such as launching a new plant in India and coordinating businesses and functions within the region.

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The East Asia & Oceania Region will work closely with customers and the sales and production genba in each country and region, promoting products, services, and business operations tailored to each market.

2. Executive and Senior Professional/Senior Management Employee Changes

Name	Current	New
Akio Toyoda	Chairman of the Board of Directors	Chairman of the Board of Directors Toyota Philosophy and Education Group (Chief Officer)
Takefumi Shiga	Operating Officer Chief Production Officer Production Engineering Group (Chief Officer)	Operating Officer Chief Production Officer Production Engineering Group (Chief Officer) In charge of Toyota Robotics
Takahiro Imura	Operating Officer Production Group (Chief Officer)	Senior Fellow
Tetsuo Ogawa	Operating Officer North America Region (Chief Executive Officer) Toyota Motor North America, Inc.	Senior Fellow
Tatsuro Ueda	Operating Officer China Region (Chief Executive Officer) Toyota Motor (China) Investment Co., Ltd.	Senior Fellow
Masahiko Maeda	Asia Region (Chief Executive Officer) Toyota Motor Asia	Senior Fellow
Nobuhiko Koga	Frontier Research Center (President) Toyota Central R&D Labs., Inc.	Toyota Central R&D Labs., Inc.
Chika Kako	Advanced R&D and Engineering Company (Executive Vice President) Higashi-Fuji Technical Center (General Manager)	Advanced R&D and Engineering Company (Fellow)
Isao Nakanishi	Business Development Group (Chief Officer)	Business Development Group (Chief Officer) Advanced R&D and Engineering Company (Fellow) Higashi-Fuji Technical Center (General Manager)
Motonobu Kawamura	Business Planning Div. (General Manager)	Business Planning & Operation (President)
Mark Templin	Toyota Motor North America, Inc.	North America Region (Chief Executive Officer) Toyota Motor North America, Inc.
Hiroshi Nanbu	Business Planning & Operation (President)	Toyota Motor North America, Inc.
Keiji Kaita	Carbon Neutral Engineering Development Center (President)	Toyota Motor Europe NV/SA
Sukenaga Ota	Lexus Sales and Engagement Promotion Div. (General Manager)	China Region (Chief Executive Officer) Toyota Motor (China) Investment Co., Ltd.
Masando Hashimoto	Toyota Motor Philippines Corporation	Asia Region (Chief Executive Officer) Toyota Motor Asia
Hao Tien	Asia Region (Deputy Chief Executive Officer) Sales Financial Business Group (Deputy Chief Officer) Toyota Motor Asia	Toyota Motor Asia

Masakazu Yoshimura	India, Middle East, East Asia & Oceania Region (Chief Executive Officer)	India & Middle East Region (Chief Executive Officer)
Takanori Azuma	Accounting Group (Chief Officer) India, Middle East, East Asia & Oceania Region In charge of Taiwan (Senior General Manager) In charge of Engineering Management Div.	East Asia & Oceania Region (Chief Executive Officer) In charge of Engineering Management Div. Toyota Philosophy and Education Group*
Hideki Fujii	General Administration & Human Resources Group (Fellow)	Toyota Philosophy and Education Group (Fellow)
Yoshinori Ohno	Chief Risk Officer Chief Compliance Officer General Administration & Human Resources Group (Chief Officer)	Chief Risk Officer Chief Compliance Officer Kanri Group (Chief Officer) Toyota Philosophy and Education Group*
Toshihiko Ubukata	Toyota Motor East Japan, Inc.	Kanri Group (Fellow)
Kazuaki Shingo	Advisor	Chief Quality Officer Customer First Promotion Group (Chief Officer)
Shinji Miyamoto	Chief Quality Officer Customer First Promotion Group (Chief Officer)	Customer First Promotion Group (Fellow)
Keiko Yanagi	Customer First Promotion Group (Deputy Chief Officer)	Customer First Promotion Group (Fellow)
Yoshio Nakamura	Production Group (Deputy Chief Officer)	Production Group (Chief Officer)
*	Serves as acting Chief Officer as necessary

3.	Organizational Structures as of January 1, 2027

* Denotes change to responsibility (does not include organizational name changes)

Vice Chairman

Name	Responsibility
Koji Sato	Vice Chairman Chief Industry Officer

Operating Officers

	Name	Responsibility
	Kenta Kon	President Chief Executive Officer In charge of Mobility 3.0 Office
	Hiroki Nakajima	Executive Vice President Chief Technology Officer
	Yoichi Miyazaki	Executive Vice President Chief Financial Officer
	Simon Humphries	Operating Officer Chief Branding Officer In charge of Brand Creation Office
*	Takefumi Shiga	Operating Officer Chief Production Officer Production Engineering Group (Chief Officer) In charge of Toyota Robotics

Executive Fellows / Senior Fellows

	Name	Responsibility
	Koji Kobayashi	Executive Fellow (Banto)
	Shigeki Tomoyama	Executive Fellow Japan Business Group (Chief Executive Officer)
	Gill A. Pratt	Chief Scientist and Executive Fellow for Research Toyota Research Institute, Inc.
*	Takahiro Imura	Senior Fellow
	Masashi Asakura	Senior Fellow
*	Tetsuo Ogawa	Senior Fellow
*	Tatsuro Ueda	Senior Fellow
*	Masahiko Maeda	Senior Fellow

CxOs

CxO	Name
Chief Industry Officer	Koji Sato
Chief Executive Officer	Kenta Kon
Chief Technology Officer	Hiroki Nakajima
Chief Financial Officer	Yoichi Miyazaki
Chief Branding Officer	Simon Humphries
Chief Production Officer	Takefumi Shiga
Chief Risk Officer	Yoshinori Ohno
Deputy Chief Risk Officer	Christopher Yang
Chief Compliance Officer	Yoshinori Ohno
Deputy Chief Compliance Officer	Christopher Yang
Chief Quality Officer	* Kazuaki Shingo

In-house Companies

Company	President	Executive Vice President	Fellow
Advanced R&D and Engineering Company	Hirofumi Inoue	—	* Chika Kako * Isao Nakanishi
Software Development Center	Akihiro Sarada	Toshihiro Izumi (Yoshifumi Kato / DENSO Corporation)	Koichi Shirozu Kenichi Murata
Vehicle Development Center	Takahiro Ishijima	—	Kiyoto Morimoto Satoshi Mikutsu
Toyota Compact Car Company	Tsukasa Takahashi	—	—
Mid-size Vehicle Company	Yasushi Ueda	—	—
CV Company	Takanori Kimata	—	—
Lexus International Co.	Takashi Watanabe	—	—
Powertrain Company	Takashi Uehara	—	—
GAZOO Racing Company	Tomoya Takahashi	—	—

Regions

Region	Chief Executive Officer / Chief Officer	Deputy Chief Executive Officer / Deputy Chief Officer
Business Planning & Operation	* Motonobu Kawamura (President)	—
North America Region	* Mark Templin	—
Europe Region	Yoshihiro Nakata	—
Japan Business Group	Shigeki Tomoyama	Kenichi Kitaaki Yasuhiro Arima
China Region	* Sukenaga Ota	—
Asia Region	* Masando Hashimoto	—
* India & Middle East Region	* Masakazu Yoshimura	—
* East Asia & Oceania Region	* Takanori Azuma	—
Latin America & Caribbean Region	Rafael Chang	—

Business Groups

Business Group	Chief Officer	Deputy Chief Officer	Fellow
Hydrogen Factory	Mitsumasa Yamagata (President)	—	—
TPS Group	Ryuji Aiba	—	—
Business Development Group	Isao Nakanishi	—	—
External & Public Affairs Group	Hiroyuki Ueda	Yoji Matsuyama	Yutaka Shimazaki
* Toyota Philosophy and Education Group	* Akio Toyoda	—	* Hideki Fujii
* Kanri Group	* Yoshinori Ohno	—	* Toshihiko Ubukata
Digital Information and Communication Group	Keiji Yamamoto	Toshiyuki Hibi Hideharu Matsuoka	—
Sales Financial Business Group	Hiroyoshi Korosue	—	—
Purchasing Group	Kazunari Kumakura	Arata Ito	—
Customer First Promotion Group	* Kazuaki Shingo	Koichi Ito	* Shinji Miyamoto * Keiko Yanagi
Production Engineering Group	Takefumi Shiga	Motoki Watanabe	—
Production Group	Yoshio Nakamura	—	—
Head Office	—	—	Yoshiyuki Yamashita Shigehisa Kitazawa